82-3818

GRUPO HERDEZ.

04035087

RECEIVED
2004 JUN -4 A 10:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 31, 2004.

SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
STOP 3-2
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

SUPPL

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement corresponding to the 1st period. Quarter 1 2004 as of March 31, 2004 and 2003. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal FAX NUMBER 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

Regards.

P.A

ERNESTO RAMOS ORTIZ.

7/1

Corporativo Cinco S.A. de C.V. Monte Pelvoux Nº 215 Col. Lomas de Chapultepec,
Delegación Miguel Hidalgo C.P. 11000, México D.F. Tel.: 52 01 56 55

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2004 AND 2003

(Thousands of Pesos)

REF S	CONCEPTS	2004 Amount	%	2003 Amount	%
1	**TOTAL ASSETS**	**4,302,958**	**100**	**4,653,137**	**100**
2	**CURRENT ASSETS**	**2,202,816**	**51**	**2,360,763**	**51**
3	CASH AND SHORT TERM INVESTMENTS	40,505	1	19,499	0
4	ACCOUNTS RECEIVABLE (NET)	745,819	17	770,890	17
5	OTHER RECEIVABLES (NET)	274,023	6	388,051	8
6	INVENTORIES	1,012,422	24	938,477	20
7	OTHER CURRENT ASSETS	130,047	3	243,846	5
8	**LONG-TERM**	**155,574**	**4**	**125,921**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	-	-	-	-
10	INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES	155,574	4	125,921	3
11	OTHER INVESTMENTS	-	-	-	-
12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,678,719**	**39**	**1,893,185**	**41**
13	PROPERTY	741,136	17	736,318	16
14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,733,458	40	1,501,283	32
15	OTHER EQUIPMENT	174,485	4	282,668	6
16	ACCUMULATED DEPRECIATION	1,098,121	26	1,019,967	22
17	CONSTRUCTION IN PROGRESS	127,761	3	392,883	8
18	**DEFERRED ASSETS (NET)**	**265,849**	**6**	**273,268**	**6**
19	**OTHER ASSETS**	-	-	-	-
20	**TOTAL LIABILITIES**	**2,319,839**	**100**	**2,418,234**	**100**
21	**CURRENT LIABILITIES**	**878,863**	**38**	**917,332**	**38**
22	TRADE ACCOUNTS PAYABLE	301,483	13	300,516	12
23	BANK LOANS	444,461	19	458,348	19
24	STOCK MARKET LOANS	-	-	-	-
25	TAXES PAYABLE	30,763	1	22,766	1
26	OTHER CURRENT LIABILITIES	102,156	4	135,702	6
27	**LONG-TERM LIABILITIES**	**1,147,258**	**49**	**1,081,008**	**45**
28	BANK LOANS	1,147,258	49	1,081,008	45
29	STOCK MARKET LOANS	-	-	-	-
30	OTHER LOANS	-	-	-	-
31	**DEFERRED LOANS**	**276,284**	**12**	**401,669**	**17**
32	**OTHER LIABILITIES**	**17,434**	**1**	**18,225**	**1**
33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**1,983,119**	**100**	**2,234,903**	**100**
34	**MINORITY INTEREST**	**504,851**	**25**	**536,267**	**24**
35	**MAJORITY INTEREST**	**1,478,268**	**75**	**1,698,636**	**76**
36	**CONTRIBUTED CAPITAL**	**1,015,220**	**51**	**1,015,142**	**45**
37	COMMON STOCK (NOMINAL)	422,249	21	422,294	19
38	RESTATEMENT OF COMMON STOCK	401,590	20	401,443	18
39	ADDITIONAL PAID-IN CAPITAL	191,381	10	191,405	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-	-	-
41	**CAPITAL INCREASE (DECREASE)**	**463,048**	**23**	**683,494**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,429,625	123	2,438,150	109
43	REPURCHASE FUND OF SHARES	172,782	9	171,312	8
44	DEFICIT FROM RESTATEMENT	(2,070,343)	(104)	(1,958,768)	(88)
45	NET INCOME FOR THE YEAR	(69,016)	(3)	32,800	1

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET

BREAKDOWN OF MAIN CONCEPTS

AS OF MARCH 31, 2004 AND 2003

(Thousands of Pesos)

REF S	CONCEPTS	2004		2003	
		Amount	%	Amount	%
3	**CASH AND SHORT TERM INVESTMENTS**	**40,505**	**100**	**19,499**	**100**
46	CASH	-	-	-	-
47	SHORT-TERM INVESTMENTS	40,505	100	19,499	100
18	**DEFERRED ASSETS (NET)**	**265,849**	**100**	**273,268**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	265,849	100	273,268	100
49	GOODWILL	-	-	-	-
50	DEFERRED TAXES	-	-	-	-
51	OTHERS	-	-	-	-
21	**CURRENT LIABILITIES**	**878,863**	**100**	**917,332**	**100**
52	FOREIGN CURRENCY LIABILITIES	119,348	14	42,291	5
53	MEXICAN PESOS LIABILITIES	759,515	86	875,041	95
24	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
54	COMMERCIAL PAPER	-	-	-	-
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	-	-	-	-
56	CURRENT MATURITIES OF BONDS	-	-	-	-
26	**OTHER CURRENT LIABILITIES**	**102,156**	**100**	**135,702**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	-	-	-	-
58	OTHER CURRENT LIABILITIES WITHOUT COST	102,156	100	135,702	100
27	**LONG-TERM LIABILITIES**	**1,147,258**	**100**	**1,081,008**	**100**
59	FOREIGN CURRENCY LIABILITIES	301,508	26	408,815	38
60	MEXICAN PESOS LIABILITIES	845,750	74	672,193	62
29	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
61	BONDS	-	-	-	-
62	MEDIUM TERM NOTES	-	-	-	-
30	**OTHER LOANS**	**-**	**100**	**-**	**100**
63	OTHER LOANS WITH COST	-	-	-	-
64	OTHER LOANS WITHOUT COST	-	-	-	-
31	**DEFERRED LOANS**	**276,284**	**100**	**401,669**	**100**
65	NEGATIVE GOODWILL	-	-	-	-
66	DEFERRED TAXES	276,284	100	401,669	100
67	OTHERS	-	-	-	-
32	**OTHER LIABILITIES**	**17,434**	**100**	**18,225**	**100**
68	RESERVES	17,434	100	18,225	100
69	OTHERS LIABILITIES	-	-	-	-
44	**DEFICIT FROM RESTATEMENT**	**(2,070,343)**	**100**	**(1,958,768)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	-	-	-	-
71	INCOME FROM NON-MONETARY POSITION ASSETS	(2,070,343)	100	(1,958,768)	100

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET

OTHER CONCEPTS

AS OF MARCH 31, 2004 AND 2003

(Thousands of Pesos)

REFS	CONCEPTS	2004 Amount	2003 Amount
72	WORKING CAPITAL	1,323,953	1,443,431
73	PENSIONS FUND AND SENIORITY PREMIUMS	12,553	10,440
74	EXECUTIVES (*)	16	16
75	EMPLOYEES (*)	2,414	2,047
76	WORKERS (*)	3,246	3,074
77	OUTSTANDING ORDINARY SHARES (*)	421,980,663	421,719,763
78	REPURCHASED SHARES (*)	10,019,337	10,280,237

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

YTD MARCH 2004 vs YTD MARCH 2003

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2004		YTD DECEMBER 2003	
		Amount	%	Amount	%
1	**NET SALES**	**1,121,875**	**100**	**1,110,030**	**100**
2	COST OF SALES	713,452	64	668,551	60
3	**GROSS PROFIT**	**408,423**	**36**	**441,479**	**40**
4	OPERATING EXPENSES	346,328	31	329,874	30
5	**OPERATING INCOME**	**62,095**	**6**	**111,605**	**10**
6	COMPREHENSIVE FINANCING COST	11,289	1	38,501	3
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**50,806**	**5**	**73,104**	**7**
8	OTHER EXPENSE (INCOME)	565	0	(7,215)	(1)
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**50,241**	**4**	**80,319**	**7**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	20,621	2	26,884	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**29,620**	**3**	**53,435**	**5**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	472	0	(1,006)	(0)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**30,092**	**3**	**52,429**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**30,092**	**3**	**52,429**	**5**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	90,850	8	-	-
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	-	-
18	**NET INCOME**	**(60,758)**	**(5)**	**52,429**	**5**
19	MINORITY INCOME	8,258	1	19,629	2
20	**MAJORITY INCOME**	**(69,016)**	**(6)**	**32,800**	**3**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

YTD MARCH 2004 vs YTD MARCH 2003

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2004		YTD DECEMBER 2003	
		Amount	%	Amount	%
1	**NET SALES**	**1,121,875**	**100**	**1,110,030**	**100**
21	DOMESTIC	1,040,938	93	1,030,950	93
22	FOREIGN	80,937	7	79,080	7
23	TRANSLATED INTO DOLLARS (***)	7,273	1	6,971	1
6	**COMPREHENSIVE FINANCING COST**	**11,289**	**100**	**38,501**	**100**
24	INTEREST EXPENSE	27,988	248	35,420	92
25	FOREING EXCHANGE LOSS	-	-	8,634	22
26	INTEREST INCOME	211	2	1,188	3
27	FOREING EXCHANGE GAIN	4,449	39	-	-
28	MONETARY POSITION GAIN	(12,039)	(107)	(4,365)	(11)
42	UDIS RESTATEMENT LOSS	-	-	-	-
43	UDIS RESTATEMENT GAIN	-	-	-	-
8	**OTHER EXPENSE (INCOME)**	**565**	**100**	**(7,215)**	**100**
29	OTHER NET EXPENSES (INCOME), NET	565	100	(7,215)	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**20,621**	**100**	**26,884**	**100**
32	INCOME TAX	43,643	212	36,653	136
33	DEFERRED INCOME TAX	(23,022)	(112)	(9,769)	(36)
34	WORKERS' PROFIT SHARING	-	-	-	-
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

YTD MARCH 2004 vs YTD MARCH 2003

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2004 Amount	YTD DECEMBER 2003 Amount
36	TOTAL SALES	1,273,811	1,220,958
37	NET INCOME OF THE YEAR	132,252	107,798
38	NET SALES (**)	5,192,808	4,929,318
39	OPERATING INCOME (**)	283,403	504,625
40	MAJORITY NET INCOME (**)	(43,973)	136,386
41	NET INCOME (**)	36,922	261,580

(**) LAST TWELVE MONTHS

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

4TH. QUARTER 2003 vs 4TH. QUARTER 2002

(Thousands of Pesos)

REF T	CONCEPTS	3RD. QUARTER 2003		3RD. QUARTER 2002	
		Amount	%	Amount	%
1	**NET SALES**	**1,121,875**	**100**	**1,110,030**	**100**
2	COST OF SALES	713,452	64	668,551	60
3	**GROSS PROFIT**	**408,423**	**36**	**441,479**	**40**
4	OPERATING EXPENSES	346,328	31	329,874	30
5	**OPERATING INCOME**	**62,095**	**6**	**111,605**	**10**
6	COMPREHENSIVE FINANCING COST	11,289	1	38,501	3
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**50,806**	**5**	**73,104**	**7**
8	OTHER EXPENSE (INCOME)	565	0	(7,215)	(1)
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**50,241**	**4**	**80,319**	**7**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	20,621	2	26,884	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**29,620**	**3**	**53,435**	**5**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	472	0	(1,006)	(0)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**30,092**	**3**	**52,429**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**30,092**	**3**	**52,429**	**5**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	90,850	8	-	-
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	-	-
18	**NET INCOME**	**(60,758)**	**(5)**	**52,429**	**5**
19	MINORITY INCOME	8,258	1	19,629	2
20	**MAJORITY INCOME**	**(69,016)**	**(6)**	**32,800**	**3**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

4TH. QUARTER 2003 vs 4TH. QUARTER 2002

(Thousands of Pesos)

REF T	CONCEPTS	3RD. QUARTER 2003		3RD. QUARTER 2002	
		Amount	%	Amount	%
1	**NET SALES**	**1,121,875**	**100**	**1,110,030**	**100**
21	DOMESTIC	1,040,938	93	1,030,950	93
22	FOREIGN	80,937	7	79,080	7
23	TRANSLATED INTO DOLLARS (***)	7,273	1	6,971	1
6	**COMPREHENSIVE FINANCING COST**	**11,289**	**100**	**38,501**	**100**
24	INTEREST EXPENSE	27,988	248	35,420	92
25	FOREING EXCHANGE LOSS	-	-	8,634	22
26	INTEREST INCOME	211	2	1,188	3
27	FOREING EXCHANGE GAIN	4,449	39	-	-
28	MONETARY POSITION GAIN	(12,039)	(107)	(4,365)	(11)
8	**OTHER EXPENSE (INCOME)**	**565**	**100**	**(7,215)**	**100**
29	OTHER NET EXPENSES (INCOME), NET	565	100	(7,215)	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**20,621**	**100**	**26,884**	**100**
32	INCOME TAX	43,643	212	36,653	136
33	DEFERRED INCOME TAX	(23,022)	(112)	(9,769)	(36)
34	WORKERS' PROFIT SHARING	-	-	-	-
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

YTD MARCH 2004 vs YTD MARCH 2003

(Thousands of Pesos)

REF C	CONCEPTS	YTD DECEMBER 2004 Amount	YTD DECEMBER 2003 Amount
1	**NET INCOME**	**(60,758)**	**52,429**
2	+(-) NON-CASH ITEMS	102,585	41,539
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**41,827**	**93,968**
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	61,712	(197,587)
5	**NET RESOURCES PROVIDED BY OPERATING ACTIVITIES**	**103,539**	**(103,619)**
6	CASH FLOW FROM EXTERNAL FINANCING	(115,306)	91,078
7	CASH FLOW FROM INTERNAL FINANCING	856	-
8	**NET RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES**	**(114,450)**	**91,078**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(16,617)**	**(129,662)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT TERM INVESTMENTS	(27,528)	(142,203)
11	CASH AND SHORT TERM INVESTMENTS AT THE BEGINNING OF PERIOD	68,033	161,702
12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	40,505	19,499

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

YTD MARCH 2004 vs YTD MARCH 2003

(Thousands of Pesos)

REF C	CONCEPTS	YTD DECEMBER 2004 Amount	YTD DECEMBER 2003 Amount
2	**+(-) NON-CASH ITEMS**	**102,585**	**41,539**
13	DEPRECIATION AND AMORTIZATION	34,757	30,286
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	1,644	1,612
15	+ (-) FOREIGN EXCHANGE LOSS (GAIN)	(4,449)	8,633
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	-	-
17	+ (-) OTHER ITEMS	(20,217)	1,008
40	+ (-) OTHER ITEMS NOT RELATED TO EBITDA	90,850	-
4	**CASH FLOW FROM CHANGES IN WORKING CAPITAL**	**61,712**	**(197,587)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	122,858	(8,045)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(69,468)	(49,578)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	22,181	(68,388)
21	+ (-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	(46,236)	(15,133)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	32,377	(56,443)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(115,306)**	**91,078**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(30,620)	-
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(84,686)	94,466
25	+ DIVIDEND RECEIVED	-	-
26	+ OTHER FINANCING	-	-
27	(-) BANK FINANCING AMORTIZATION	-	(3,388)
28	(-) STOCK MARKET LOANS AMORTIZATION	-	-
29	(-) OTHER FINANCING AMORTIZATION	-	-
7	**CASH FLOW FROM INTERNAL FINANCING**	**856**	**-**
30	+ (-) PURCHASES OF COMPANY'S COMMON STOCK	856	-
31	(-) DIVIDENDS PAID	-	-
32	+ ADDITIONAL PAID-IN CAPITAL	-	-
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-	-
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(16,617)**	**(129,662)**
34	+ (-) INVESTMENTS IN COMMON STOCK	-	(1,236)
35	(-) PURCHASES OF PROPERTY, PLANT AND EQUIPMENT	(16,617)	(8,676)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	-	(120,319)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	-	-
38	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	-	-
39	+ (-) OTHER ITEMS	-	569

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
RATIOS
CONSOLIDATED

REF P	CONCEPTS	YTD DECEMBER 2004		YTD DECEMBER 2003	
	YIELD				
1	NET INCOME TO NET SALES	-5.42	%	4.72	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	-2.97	%	8.03	%
3	NET INCOME TO TOTAL ASSETS (**)	0.86	%	5.62	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-19.81	%	8.33	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.21	times	1.06	times
7	NET SALES TO FIXED ASSETS (**)	3.09	times	2.60	times
8	INVENTORIES ROTATION (**)	3.15	times	3.14	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	52	days	54	days
10	INTEREST EXPENSE TO TOTAL LIABILITIES WITH COST (**)	7.23	%	9.30	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	53.91	%	51.97	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.17	times	1.08	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	18.14	%	18.65	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	68.34	%	57.10	%
15	OPERATING INCOME TO INTEREST EXPENSE	2.22	times	3.15	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.24	times	2.04	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.51	times	2.57	times
18	LIABILITIES	1.35	times	1.55	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.95	times	0.98	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.61	%	2.13	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	3.73	%	8.47	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	5.50	%	-17.80	%
23	CASH GENERATED (USED) IN OPERATING ACTIVITIES TO INTEREST EXPENSE	3.70	times	-2.93	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	100.75	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	-0.75	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	6.69	%

(**) LAST TWELVE MONTHS

GRUPO HERDEZ, S.A DE C.V. Y SUBSIDIARIAS
DATA PER SHARE

REF D	CONCEPTS	YTD DECEMBER 2004 Amount		YTD DECEMBER 2003 Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	($0.10		$ 0.32	
2	BASIC PROFIT PER PREFERENT SHARE (**)	-		-	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	-		-	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)	($0.10		$ 0.32	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	($0.22		-	
7	EFFECT BY CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
8	BOOK VALUE PER SHARE	$ 3.50		$ 4.03	
9	CASH DIVIDEND ACCUMULATED PER SHARE	-		-	
10	STOCK DIVIDEND PER SHARE	-	shares	-	shares
11	MARKET PRICE TO BOOK VALUE	1.48	times	0.91	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(49.90)	times	11.31	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	-	times	-	times

(**) USING LAST TWELVE MONTHS NET INCOME

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	ACQUISITION COST	PRESENT VALUE
SUBSIDIARIES					
HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100	91,310	625,128
MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50	163,603	315,103
GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100	38,465	104,758
MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95	12,427	19,682
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100	73,575	51,715
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50	29,782	57,963
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100	11,060	57,210
ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	100	35,459	40,826
HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	100	40,000	38,747
SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	50	2,275	-1,450
BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	117,748,096	50	88,874	132,659
TOTAL INVESTMENT IN SUBSIDIARIES				586,830	1,442,341
		1	0	62,494	155,574
OTHER COMPANIES NON CONSOLIDATED				62,494	155,574
T O T A L				649,324	1,597,915

CREDITS BREAK DOWN
ANNEX 5

Credit Type / Institution	Amortization Date	Interest Rate	Denominated in pesos		Amortization of Credits in Foreign Currency with National Entities (Thousand Pesos)						Amortization of Credits in Foreign Currency with Foreign Entities (Thousand Pesos)					
			Short Term	Long Term	Current Year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year	Current Year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year
BANKS (3)																
BANCOMER	13/04/2004	6.92	15,000	0												
BANCOMER	13/04/2004	6.92	10,000	0												
BANCOMER 1	31/01/2006	7.25	50,000	50,000												
BANCOMER 2	30/06/2005	7.25	30,000	7,500												
BANCOMER 3	31/01/2005	7.25	36,250	0												
BBVA BANCOMER ESPAÑA	17/09/2004	4.5	0	0							4,323					
BBVA BANCOMER ESPAÑA	17/09/2004	3.35	0	0							20,370					
BBVA BANCOMER ESPAÑA	17/09/2004	3.75	0	0							2,894					
BBVA BANCOMER ESPAÑA	13/07/2008	3.14	0	0												30,316
CAIXA PENEDES	19/06/2005	7.75	0	0									37			
CAIXA PENEDES	07/11/2005	7.75	0	0									166			
G.E. CAPITAL 1	29/08/2008	3.61	0	0	18,438	6,146	24,584	24,584	24,585	6,147						
G.E. CAPITAL 2	29/08/2008	3.61	0	0	23,467	7,823	31,289	31,289	31,289	7,823						
INBURSA	25/05/2004	7.75	7,000	0												
INBURSA	11/12/2007	7.5	0	52,000												
INBURSA	25/05/2004	7.75	14,000	0												
INBURSA	18/03/2007	7.5	0	100,000												
INBURSA	25/07/2007	3.69	0	0					89,399							
INBURSA	20/04/2004	7.15	20,000	0												
INBURSA	20/04/2004	7.15	18,000	0												
INBURSA	20/04/2004	7.15	35,000	0												
INBURSA	25/06/2008	7.5	0	55,000												
INBURSA	18/03/2007	7.5	0	130,000												
INBURSA 1	01/06/2008	7.5	5,000	95,000												
INBURSA 2	01/06/2008	7.5	5,000	95,000												
INBURSA 3	01/06/2008	7.5	1,000	24,000												
INBURSA 4	01/06/2008	7.5	3,500	68,500												
IXE	15/05/2004	9.1	8,000	0												
SCOTIABANK INVERLAT	13/04/2004	6.9	34,000	0												
SCOTIABANK INVERLAT	29/04/2004	8.4	18,000	0												
SCOTIABANK INVERLAT	13/04/2004	6.9	20,000	0												
SCOTIABANK INVERLAT 1	30/09/2008	7.15	12,500	87,500												
SCOTIABANK INVERLAT 2	30/06/2008	7.15	18,750	81,250												
TOTAL BANKS			361,000	845,750	41,905	13,969	55,873	55,873	145,273	13,970	27,587	0	203	0	0	30,316
SUPPLIERS			286,989	0	14,494											
TOTAL SUPPLIERS			286,989	0	14,494	0	0	0	0	0	0	0	0	0	0	0
Other Current Liabilities and Credits																
Other Payable Accounts			80,763	0							21,393					
TOTAL			728,752	845,750	56,399	13,969	55,873	55,873	145,273	13,970	48,980	0	203	0	0	30,316

MONETARY POSITION IN FOREIGN CURRENCY

ANNEX 6

	DOLLARS		OTHER CURR.		TOTAL
FOREIGN MONETARY POSITION	TH. DOLL.	TH. PESOS	TH. O.C.	TH. PESOS	TH. PESOS
TOTAL ASSETS	6,353	70,992	3,132	43,157	114,149
TOTAL LIABILITIES	32,461	362,750	4,217	58,106	420,856
SHORT TERM	8,211	91,761	2,002	27,587	119,348
LONG TERM	24,250	270,989	2,215	30,519	301,508
NET BALANCE	-26,108	-291,758	-1,085	-14,949	-306,707

THE EXCHANGE RATE FOR 1 DOLLAR IS $11.1748

THE EXCHANGE RATE FOR 1 EURO IS $13.78

INTEGRATION AND CALCULATION OF MONETARY POSITION

ANNEX 7

Month	Monetary Assets	Monetary Liabilities	Monetary Position	Monthly Inflation	Monthly Result
January	2,329,453	3,000,000	-670,547	0.01	4,177
February	2,080,255	2,809,750	-729,495	0.01	4,324
March	1,873,673	2,776,934	-903,261	0.01	3,538
April					
May					
June					
July					
August					
September					
October					
November					
December					
Actualization:					0
Capitalization:					0
Foreign Corp.:					0
Other					0
T O T A L					12,039

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION %
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	77
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	82
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	70
PLANTA S.L.P. DUQUE DE HERDE	FAB PASTAS	19,260	85
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	58
PLANTA YAVAROS	ENLATADO DE SARDINA	800	60
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	80
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	30
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

MAIN RAW MATERIALS

ANNEX 10

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION %
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.4
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.4
	ACEITE DE SOYA		ACEITES CARGILL		9.39

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

	TOTAL PRODUCTION		NET SALES				
MAIN PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	MARKET SHARE	TRADEMARKS	CUSTOMERS
SALSAS Y ADEREZOS	4,030	335,903	2,972	476,344		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	1,521	97,080	1,258	130,059		DOÑA MARIA	COMERCIAL MEXICANA
VEGETALES	909	83,555	809	128,977		MCCORMICK	GIGANTE
MARISCOS Y CARNES	848	162,747	800	176,452		CARLOTA	SORIANA
VARIOS	52	11,385	63	26,859		YAVAROS	ISSSTE
PASTAS Y SALSAS	2,621	57,177	2,575	102,247		BUFALO	
						BARILLA	
						YEMINA	
						VESTA	
T O T A L		747,847		1,040,938			

	NET SALES			
	VOLUME	AMOUNT		
SALSAS Y ADEREZOS	632	61,599	USA	HERDEZ
JUGOS FRUTAS Y POST	10	1,216	CENTROAMERICA	DOÑA MARIA
VEGETALES	132	10,869	SUDAMERICA	BUFALO
MARISCOS Y CARNES	48	7,018	EUROPA	
VARIOS	2	235		
T O T A L		80,937		

INTEGRATION OF THE PAID SOCIAL CAPITAL

CHARACTERISTICS OF THE SHARES

			Number of Shares				Capital Stock	
Series	Nominal Value	Valid Cupon	Fixed Portion	Variable Portion	Mexicans	Free Suscription	Fixed	Variable
*	0	0	43,200,000	378,780,663	278,091,872	143,888,791	43,227	379,022
			43,200,000	378,780,663	278,091,872	143,888,791	43,227	379,022

	Repurchased Shares		
Series	Number of Shares	Repurchase Price	Market Value
*	10,019,337	3.2094	5.2

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THE MARKET STOCK EXCHANGE CORRESPONDING TO THE PERIOD BETWEEN 1 OF JANUARY TO 31 OF MARCH OF 2004 AND ITS COMPARATIVE 2003 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. HÉCTOR HERNÁNDEZ PONS T.
PRESIDENTE Y DIRECTOR GENERAL.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR EJECUTIVO DE ADMINISTRACIÓN Y FINANZAS.

MÉXICO, D.F. MAY 6 OF 2004.

GRUPO HERDEZ

April 28, 2004

To the Board Members:

It is encouraging to observe signs of a worldwide economic recovery since such an upturn will eventually yield better overall living conditions; in so far as confidence increases, more employment will be generated, resulting in higher consumption.

As we have mentioned previously in various occasions, this worldwide recovery has generated excessive price increases of many raw and packaging materials, affecting our production costs directly, such as: soy oil 50%, tin plate and wheat, both 13% and plastics 8%--to mention but a few--with an overall impact on costs of $45 million pesos or 6.7% in real terms vs. the same period of last year.

Thus, the First Quarter 2004 results are a consequence of the continuous pressures on costs--condition that will prevail in the short term--as well as of the extraordinary charges derived from the Bulletin C15 issued by the Mexican Institute of Accountants.

Our net sales totaled $1,122 million, a 1.1% real growth compared to the First Quarter of 2003. In terms of volume, growth reached 2.6%, supported by a 5.6% increase in exports. Volume growth was greater than sales growth due to the mix change resulting from the increased weight of our juices and pastas product lines.

Operating expenses increased $16 million, due to higher investments in sales and distribution, not yet compensated by the decrease in advertising and promotions implemented during the quarter. This, together with the costs increase resulted in declines of $49.5 million and $45.2 million in our operating profit and "EBITDA", respectively.

We have had to raise our sales prices gradually, since consumption has not been sufficiently strong to absorb them fully. Such price increases have been regulated through promotional activities at the points of sale. In the First Quarter, some of our lines reflect such increases slightly, as in the case of sauces and dressings, which sales grew 5.7%, with a corresponding 3.9% volume growth. This trend should continue over the next quarters, while always sustaining a healthy balance with promotional activities at the points of sale, in order to maintain our Industry leadership.

GRUPO

HERDEZ

We continue to pursue market innovation through the launching of new presentations and products. Examples of such innovations include the reduced-sugar McCormick jams and the Herdez canned turkey meat, both launched this year.

In accordance with the accounting Bulletin C15 "Value Impairment of Long Term Assets", we recorded during the Quarter an extraordinary charge of $91 million net of taxes, which represents 5.1% of net fixed assets and 2.1% of the Group's total assets. This charge results from the temporary reduction of our operating margins, unutilized production capacity, and operations with lower profitability.

Regarding the Financial situation of Grupo Herdez, it is important to mention that during the quarter bank loans were reduced $118 million from $1,710 million at the close of 2003 to $1,592 million at March 31, 2004. We hope to maintain this decreasing trend, albeit at a slower rate due to our investments and the costs inherent to the rationalization of our operations.

We will continue consolidating and renewing ourselves so as to remain market leaders

Today, Tomorrow and Always
With all confidence, it's Herdez

Enrique Hernández-Pons Torres
President